UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MICRONET ENERTEC TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35850	27-0016420
(State or other jurisdiction of incorporation or organization)	(commission file number)	I.R.S. Employer Identification No.)

28 West Grand Avenue, Suite 3, Montvale, NJ	07645
(Address of principal executive offices)	(Zip Code)

Tali Dinar, Chief Financial Officer (201) 225-0190
(Name and telephone number, including area code, of the person to contact in connection with the report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1                      Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Registrant's Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://micronet-enertec.com/IR-SEC%20Filings.asp

Item 1.02 Exhibit

The Registrant has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2                      Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICRONET ENERTEC TECHNOLOGIES, INC.

April 27, 2015	By:	/s/ David Lucatz
David Lucatz
Chairman, President and Chief Executive Officer
and Director (Principal Executive Officer)